Exhibit (h)(4)(i)

TRANSFER AGENCY

INTERACTIVE CLIENT SERVICES AGREEMENT

This Transfer Agency Interactive Client Services Agreement (this “Agreement”) is made as of December 8, 2008, between AQR Funds, a Delaware statutory trust established under the laws of the State of Delaware (the “Fund”), and ALPS Fund Services, Inc., a Colorado corporation (“ALPS”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end management investment company, presently consisting of eight (8) series each having multiple classes of shares, listed in listed in Appendix A hereto; each of such series and any additional series that may be established by the Fund is referred to herein individually as a “Portfolio” and collectively as the “Portfolios”;

WHEREAS, the Fund and ALPS have entered into a Transfer Agency and Services Agreement;

WHEREAS, ALPS provides certain transfer agency services to investment companies, utilizing proprietary and licensed computer software programs to allow shareholders to access their account information and real-time transaction processing; and

WHEREAS, the Fund desires to utilize ALPS’ Interactive Client Services (the “ICS”) to provide each Portfolio’s shareholders with access to shareholder account information and real-time transaction processing capabilities in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows.

1.	Definitions. The following definitions shall apply to this Agreement. Additional terms may be defined in this Agreement and in the appendices, which describe the ICS to be provided by ALPS for the Fund.

(a)	“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

(b)	“Authorized Person” shall mean an individual authorized by the Fund to deliver instructions with respect to the Services, as set forth in written resolutions of the Board of Trustees of the Trust duly certified by the Secretary of the Fund and delivered to ALPS.

(c)	“Investment Company Web Site” shall mean the collection of electronic documents or pages residing on the computer system of an Internet Service Provider (“ISP”) hired by the Fund connected to the Internet and accessible by hypertext link through the World Wide Web, where Persons may view information about the Portfolios and access the e-Delivery screens provided by the Fund.

(d)	“Person” shall mean an individual, corporation, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(e)	“Portfolio(s)” shall mean the various registered investment companies (mutual funds) which the Fund has designated to participate in ICS, and as listed in Appendix A hereto.

(f)	“Security Procedures” shall mean the procedures, including the use of encryption technology, implemented for purposes of protecting the integrity, confidentiality or secrecy of, and the unauthorized interception, corruption, use of, or access to, any data or information transmitted via the ICS.

(g)	“Shareholder” shall mean the record owner or authorized agent of the owner of shares of a Portfolio.

(h)	“Transactions” shall mean account inquiries through the Portfolio account offered through the ICS.

(i)	“User(s)” with respect to each of the Portfolios shall mean record owners or authorized agents of record owners of shares of a Portfolio, including brokers, investment advisors and other financial intermediaries.

2.	ALPS Appointment and Duties.

(a)	The Fund hereby appoints ALPS to provide to each Portfolio the services set forth in Appendix B, Appendix C and Appendix F attached hereto, as amended from time to time (the “Services”), upon the terms and conditions hereinafter set forth. ALPS hereby accepts such appointment and agrees to furnish the Services. ALPS shall for all purposes be deemed to be an independent contractor in connection with providing the Services and shall, except as otherwise expressly authorized in this Agreement, have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund with respect to providing the Services.

(b)	ALPS may employ or associate itself with a person or persons or organizations as ALPS believes to be desirable in the performance of its duties hereunder; provided that, in such event, the compensation of such person or persons or organizations shall be paid by and be the sole responsibility of ALPS, and the Fund shall bear no cost or obligation with respect thereto; and provided further that ALPS shall (i) appropriately supervise such person or persons or organizations; (ii) not be relieved of any of its obligations under this Agreement in such event; and (iii) be responsible for all acts or omissions of any such person or persons or organizations taken in furtherance of this Agreement to the same extent it would be responsible for its own acts or omissions.

3.

ALPS Compensation; Expenses. In consideration for performing the Services, the Fund shall cause each Portfolio to pay ALPS the Portfolio’s share of the fees and reasonable and documented out-of-pocket expenses and advances listed in Appendix D hereto. In addition, the Fund shall reimburse any other expenses incurred by ALPS at the request or with the consent of the Fund. ALPS shall accompany its invoices with itemized statements listing any such fees, expenses and advances included in the invoice. Such fees and out-of-pocket expenses and advances identified in Appendix D hereto may be changed from time to time, subject to mutual agreement between the Fund and ALPS.

4.	Right to Receive Advice.

(a)	Advice of the Fund and Service Providers. If ALPS is in doubt as to any action it should or should not take, ALPS may request directions, advice or instructions from the Fund or, as applicable, the Fund’s investment adviser, custodian or other service providers.

(b)	Advice of Counsel. If ALPS is in doubt as to any question of law pertaining to any action it should or should not take, ALPS may request, at its own expense, advice from counsel of its own choosing (who may be counsel for the Fund, the Fund’s investment adviser or ALPS, at the option of ALPS).

(c)	Conflicting Advice. In the event of a conflict between directions, advice or instructions ALPS receives from the Fund or any service provider and the advice ALPS receives from such counsel, ALPS may in its sole discretion rely upon and follow the advice of such counsel. ALPS will provide the Fund with prior written notice of its intent to follow advice of counsel that is materially inconsistent with directions, advice or instructions from the Fund. Upon request, ALPS will provide the Fund with a copy of such advice of counsel.

5.	Activities of ALPS. The Services of ALPS under this Agreement are not to be deemed exclusive, and ALPS shall be free to render similar services to others. The Fund recognizes that from time to time directors, officers and employees of ALPS may serve as directors, officers and employees of other corporations or businesses (including other investment companies) and that such other corporations and businesses may include ALPS as part of their name and that ALPS or its affiliates may enter into administrative, bookkeeping, pricing agreements or other agreements with such other corporations and businesses.

6.	Standard of Care; Limitation of Liability; Indemnification.

(a)	ALPS shall be obligated to act in good faith and to exercise the care and diligence in the performance of its duties under this Agreement that a prudent professional would under the same or substantially similar circumstances.

(b)

In the absence of willful misfeasance, bad faith, negligence or reckless disregard by ALPS in the performance of its duties, obligations or responsibilities set forth in this Agreement, ALPS and its affiliates, including their respective officers, directors, agents and employees, shall not be liable for, and the Fund agrees on behalf of each Portfolio to indemnify, defend and hold harmless such persons from, all taxes, charges, expenses, disbursements, assessments, claims, losses, damages, penalties, actions, suits, judgments and liabilities (including, without limitation, attorneys’ fees and disbursements and liabilities arising under applicable federal and state laws) arising directly or indirectly from the following with respect to each Portfolio:

(i)	in the absence of manifest error, the inaccuracy of factual information furnished to ALPS by the Fund or the Fund’s investment adviser, custodian or other service providers;

(ii)	any error of judgment or mistake of law or for any loss suffered by the Portfolio in connection with the matters to which this Agreement relates;

(iii)	losses, delays, failure, errors, interruptions or loss of data occurring directly or indirectly by reason of circumstances beyond ALPS’ reasonable control, including without limitation, acts of God, action or inaction of civil or military authority, war, terrorism, riot, fire, flood, sabotage, labor disputes not caused by ALPS, elements of nature or non-performance by a third party (other than third parties engaged by ALPS pursuant to Section 2(b) hereto), provided that ALPS maintains a commercially reasonable and regulatory compliant business interruption plan and uses its best efforts to limit interruptions to the Portfolio in the event of any such losses, delays, failures, errors, interruptions or losses of data;

(iv)	ALPS’ reliance on any written instruction, direction, notice, instrument or other information from an Authorized Person that ALPS reasonably believes, after due inquiry, to be genuine;

(v)	loss of data or service interruptions caused by equipment failure that was beyond the reasonable ability of ALPS to avoid; or

(vi)	any other action or omission to act which ALPS takes in connection with the provision of Services under this Agreement.

(c)	ALPS shall indemnify and hold harmless the Fund, the Fund’s investment adviser and their respective officers, directors, agents and employees from and against any and all taxes, charges, expenses, disbursements, assessments, claims, losses, damages, penalties, actions, suits, judgments and liabilities (including, without limitation, attorneys’ fees and disbursements and liabilities arising under applicable federal and state laws) arising directly or indirectly from (i) ALPS’ willful misfeasance, bad faith, negligence or reckless disregard in the performance of its duties, obligations or responsibilities set forth in this Agreement and (ii) the material breach by ALPS of its obligations under this Agreement.

(d)	Notwithstanding anything in this Agreement to the contrary, neither party shall be liable under this Agreement to the other party hereto for any punitive, consequential, special or indirect losses or damages. Any indemnification payable by a party to this Agreement shall be net of insurance maintained by the indemnified party as of the time the claim giving rise to indemnity hereunder is alleged to have arisen to the extent it covers such claim.

7.	Security Procedures. ALPS shall follow the Security Procedures set forth in Appendix E in providing the Services. ALPS may modify the Security Procedures set forth in Appendix E from time to time to the extent it believes, in good faith, that such modifications will enhance the security of the ICS. ALPS will make available the current version of the Security Procedures on ALPS Virtual Access (“AVA”), an ALPS proprietary platform that provides web-based access to information and data maintained on behalf of the Fund (see Appendix F). All data and information transmissions via the ICS are for informational purposes only, and are not intended to satisfy regulatory requirements or comply with any laws, rules, requirements or standards of any federal, state or local governmental authority, agency or industry regulatory body, including the securities industry, which compliance is the sole responsibility of the Fund.

8.	Proprietary Rights.

(a)	ALPS’ Property. The Fund acknowledges and agrees that it obtains no rights in or to any of the software, hardware, processes, trade secrets, proprietary information or distribution and communication networks of ALPS. Any software ALPS provides to the Fund pursuant to this Agreement shall be used by the Fund only during the term of this Agreement and only in accordance with the provisions of this Agreement to provide connectivity to and through ALPS, and shall not be used by the Fund to provide connectivity to or through any other system or Person. Any interfaces and software developed by ALPS shall not be used to connect the Fund to any transfer agency system or any other Person without ALPS’ prior written approval. Except with ALPS’ consent or in conformity with federal copyright laws, the Fund shall not copy, decompile or reverse engineer any software provided to the Fund by ALPS. The Fund also agrees not to take any action which would mask, delete or otherwise alter any of ALPS’ on-screen disclaimers and copyright, trademark and service mark notifications provided by ALPS, in writing, from time to time, or any “point and click” features relating to user acknowledgment and acceptance of such disclaimers and notifications.

(b)	Investment Company Web Site. The web pages that make up the Investment Company Web Site contain intellectual property, including, but not limited to, copyrighted works, trademarks and trade dress, that is the property of the Fund. The Fund retains all rights in the intellectual property that resides on the Investment Company Web Site, not including any intellectual property belonging to ALPS that was provided by or otherwise obtained from ALPS. To the extent that the intellectual property of the Fund is duplicated within the ALPS Web Site to replicate the “look and feel,” trade dress or other aspect of the appearance or functionality of the Investment Company Web Site, the Fund grants to ALPS a non-exclusive, non-transferable license to such intellectual property for the duration of this Agreement. This license is limited to the intellectual property of the Fund needed to replicate the appearance of the Investment Company Web Site and does not extend to any other intellectual property owned by the Fund.

(c)	IP Warranty. Except with respect to the design and graphical elements and Web pages provided to ALPS by the Fund, ALPS warrants to the Fund that ALPS owns or has sufficient license or other legal rights in all software and intellectual property used by ALPS at its facilities to provide the ICS, and such use by ALPS does not infringe or otherwise violate the U.S. copyrights of any other party. In the event one or more ICS are not useable by the Fund as a result of a breach of the foregoing warranty, then ALPS will as promptly as practicable: (a) procure for the Fund the right to continue using the ICS or infringing portion thereof, or (b) modify the ICS so that it becomes non-infringing but has substantially the same capabilities, or (c) replace the ICS or infringing part thereof by other systems of substantially similar capability as promptly as practicable under the circumstances. If ALPS is not able to satisfy the foregoing requirements, then, as the sole remedy, the Fund will be entitled to (i) terminate this Agreement immediately and (i) seek indemnification in accordance with Section 6(c) hereto.

9.	Confidentiality.

(a)	Confidential Information. Each of the parties hereby acknowledges that in the course of performing its obligations hereunder, the other may disclose to it certain information and know-how of a technical, financial, operational or other sort that is nonpublic and otherwise confidential or proprietary to the disclosing party. This Agreement, and in particular, all ALPS’ Security Procedures and fee schedules, shall be considered confidential and proprietary. Each party acknowledges that any such proprietary or confidential information disclosed to it is of considerable commercial value and that the disclosing party would likely be economically or otherwise disadvantaged or harmed by the direct or indirect use or disclosure thereof, except as specifically authorized by the disclosing party. Each party therefore agrees to keep in strict confidence all such information that may from time to time be disclosed to it, and agrees not to use such information except as expressly permitted hereby or to disclose such information to any third party for any purpose without the prior consent of the other. The provisions of this Section 9(a) shall not apply to any information if and to the extent it was (i) independently developed by the receiving party as evidenced by documentation in such party’s possession, (ii) lawfully received by it free of restrictions from another source having the right to furnish the same, (iii) generally known or available to the public without breach of this Agreement by the receiving party, or (iv) known to the receiving party free of restriction at the time of such disclosure. The parties agree that immediately upon termination of this Agreement, without regard to the reason for such termination, the parties shall forthwith return to one another all written materials and computer software that are the property of the other party.

ALPS agrees that it will, on behalf of itself and its officers and employees, treat all transactions contemplated by this Agreement, and all records and information relative to the Fund and its current and former shareholders and other information germane thereto, as confidential and as proprietary information of the Fund and not to use, sell, transfer or divulge such information or records to any person for any purpose other than as necessary for the performance of its duties hereunder, except when requested by the Fund, or where ALPS may be exposed to civil, regulatory or criminal proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, provided that ALPS shall provide the Fund with advance written notice of such proceedings or requests and shall reasonably cooperate with the Fund in any efforts to contest such proceedings or requests. Such disclosure shall in all circumstances be limited to the minimum required, and ALPS shall use commercially reasonable efforts to request confidential treatment of such information. ALPS shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality, and integrity of, and to prevent unauthorized access to or use of records and information relating to the Fund and its current and former shareholders.

(b)	Specific Performance. Each of the parties agrees that the non-breaching party would not have an adequate remedy at law in the event of the other party’s breach or threatened breach of its obligations under Section 9(a), and that the non-breaching party would suffer irreparable injury and damage as a result of any such breach. Accordingly, in the event either party breaches or threatens to breach the obligations set forth in Section 9(a), in addition to and not in lieu of any legal or other remedies such party may pursue hereunder or under applicable law, each party hereby consents to the granting of equitable relief (including the issuance of a temporary restraining order, preliminary injunction or permanent injunction) against it by a court of competent jurisdiction, without the necessity of proving actual damages or posting any bond or other security therefore, prohibiting any such breach or threatened breach. In any proceeding upon a motion for such equitable relief, a party’s ability to answer in damages shall not be interposed as a defense to the granting of such equitable relief.

10.	Representations and Warranties of ALPS. ALPS represents and warrants to the Fund that:

(a)	It is duly organized and existing as a corporation and in good standing under the laws of the State of Colorado.

(b)	It is empowered under applicable laws and by its Articles of Incorporation and By-laws to enter into and perform this Agreement.

(c)	All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

(d)	It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement in accordance with industry standards.

11.	Representations and Warranties of the Fund. The Fund represents and warrants to ALPS that:

(a)	It is a trust duly organized and existing and in good standing under the laws of the state of Delaware and is registered with the SEC as an open-end diversified management investment company.

(b)	It is empowered under applicable laws and by its Declaration of Trust and Bylaws to enter into and perform this Agreement.

(c)	The Board of Trustees of the Fund has duly authorized it to enter into and perform this Agreement.

(d)	A registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and the 1940 Act is currently, or will be upon commencement of operations, effective and will remain effective, and the Fund has directed ALPS to make and continue to make and will provide all information necessary for ALPS to make all appropriate state securities law filings, with respect to all shares of the Portfolios being offered for sale.

(e)	Notwithstanding anything in this Agreement to the contrary, the Fund agrees not to make any modifications to its registration statement or adopt any policies which would affect materially the obligations or responsibilities of ALPS hereunder without prior written notice to ALPS.

12.	Accounts and Records. The accounts and records maintained by ALPS shall be the property of the Fund. ALPS shall prepare, maintain and preserve such accounts and records as required by the 1940 Act and other applicable securities laws, rules and regulations. ALPS shall surrender such accounts and records to the Fund, in the form in which such accounts and records have been maintained or preserved, promptly upon receipt of instructions from an Authorized Person of the Fund. The Fund shall have access to such accounts and records at all times during ALPS’ normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by ALPS to the Fund at the Fund’s expense. ALPS shall assist the Fund, the Fund’s independent auditors, or, upon approval of the Fund, any regulatory body, in any requested review of the Fund’s accounts and records, and reports by ALPS or its independent accountants concerning its accounting system and internal auditing controls will be open to such entities for audit or inspection upon reasonable request.

13.

Compliance with Rules and Regulations. ALPS shall comply (and to the extent ALPS takes or is required to take action on behalf of the Fund hereunder shall cause the Fund to comply) with all applicable requirements of the 1940 Act, the 1933 Act, the Securities Exchange Act of 1934, as amended, and other applicable laws, rules, regulations, orders and code of ethics, as well as all investment restrictions, policies and procedures adopted by the Fund of which ALPS has knowledge after due inquiry (it being understood that ALPS is deemed to have knowledge of all investment restrictions, policies or procedures set out in the Fund’s public filings or otherwise provided to ALPS). Except as set out in this Agreement, ALPS assumes no responsibility for such compliance by the Fund. ALPS shall maintain at all times a program reasonably designed to prevent violations of the federal securities laws (as defined in Rule 38a-1 under the 1940 Act) with respect to the Services provided, and shall provide to the Fund a certification to such effect no less than annually or as otherwise reasonably requested by the Fund. ALPS shall make available its compliance personnel and shall provide at its own expense summaries and other relevant materials relating to such program as reasonably requested by the Fund.

14.	Responsibilities of ALPS. Subject to the provisions of this Agreement, ALPS shall, at its expense (unless otherwise provided for herein): (i) provide, or hire other Persons to provide, all computers, telecommunications equipment and other equipment and software reasonably necessary to develop and maintain the ICS; (ii) deliver a monthly billing report to the Fund; and (iii) comply with all written instructions duly delivered by Authorized Persons.

15.	Responsibilities of the Fund. During the Term and subject to the provisions of this Agreement, the Fund shall at its expense (unless otherwise provided for herein) fulfill the Fund’s obligations, if any, set forth in this Agreement. The Fund acknowledges and agrees that its Users are responsible for verifying the accuracy and receipt of all data or information transmitted via the ICS. The Fund is responsible for advising its Users of their responsibility for promptly notifying the Fund’s transfer agent of any errors or inaccuracies relating to shareholder data or information transmitted via the ICS.

16.	Change in Designated Portfolios. Unless otherwise agreed by the parties, upon thirty (30) days prior notice to ALPS, the Fund may change the Portfolios designated to participate in the ICS by delivering to ALPS a written revised list of participating Portfolios.

17.	Duration and Termination of this Agreement. This Agreement will have the same term and duration as the Transfer Agency and Services Agreement entered into by the parties hereto. Throughout the Term, either party shall have the right to terminate this Agreement on written notice to the other party of the other party’s material breach of this Agreement. This Agreement shall automatically terminate upon the termination of the Transfer Agency and Services Agreement. In the event of a termination, the parties shall return to one another the confidential or proprietary materials of the other in their possession. Sections 6(b), 6(c) and 6(d) shall apply for a period of one (1) year after the termination, and Section 9 shall continue to apply for as long as either party possesses confidential information with respect to the other party.

18.

Documents. The Fund has furnished or will furnish, upon request, ALPS with copies of the Fund’s Declaration of Trust, advisory agreement, custodian agreement, transfer agency agreement, administration agreement, current prospectus, statement of additional information, periodic Fund reports and all forms relating to any plan, program or service offered by the Fund. The Fund shall furnish, within a reasonable time period, to ALPS a copy of any amendment or supplement to any of the above-mentioned documents. Upon request, the Fund shall furnish promptly to ALPS any additional documents necessary or advisable to perform its functions hereunder. As used in this Agreement the terms “registration statement,” “prospectus” and “statement of additional information” shall mean any registration statement, prospectus and statement of additional information filed by the Fund with the SEC and any amendments and supplements thereto that are filed with the SEC.

19.	Business Interruption Plan. ALPS shall maintain in effect a commercially reasonable and regulatory compliant business interruption plan, and enter into any agreements necessary with appropriate parties making reasonable provisions for emergency use of electronic data processing equipment customary in the industry. ALPS shall test its business interruption plan at least annually and provide a document addressed to the Fund stating that the test had occurred and identifying any material issues that arose during such test. In the event of equipment failures, ALPS shall, at no additional expense to the Fund, use its best efforts to minimize service interruptions.

20.	Assignment. This Agreement shall extend to and shall be binding upon the parties hereto and their respective successors and permitted assigns; provided, however, that this Agreement shall not be assignable by the Fund without the prior written consent of ALPS, or by ALPS without the prior written consent of the Fund.

21.	Governing Law. The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of Colorado and applicable federal law and the rules thereunder. To the extent that the laws of the State of Colorado conflict with applicable federal law and/or rules implemented thereunder, the latter shall control.

22.	Names. The obligations of the Fund entered into in the name or on behalf thereof by any director, shareholder, representative, or agent thereof are made not individually, but in such capacities, and are not binding upon any of the directors, shareholders, representatives or agents of the Fund personally, but bind only the property of the applicable Portfolio or Portfolios of the Fund, and all persons dealing with each Portfolio of the Fund must look solely to the property of that Portfolio for the enforcement of any claims against the Portfolio.

23.	Amendments to this Agreement. This Agreement may only be amended by the parties in writing.

24.	Notices. All notices and other communications hereunder shall be in writing, shall be deemed to have been given when received or when sent by telex or facsimile, and shall be given to the following addresses (or such other addresses as to which notice is given):

To ALPS:

ALP Fund Services, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203

Attn: General Counsel

Fax: (303) 623-7850

To the Fund:

AQR Funds

c/o AQR Capital Management, LLC

Two Greenwich Plaza, 3rd Floor

Greenwich, Connecticut 06830

Attn: General Counsel

Fax: (203) 742 3105

Email: AQRLEGALNOTICES@aqr.com

25.	Counterparts. This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

26.	Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties as to the subject matter thereof and supersedes all prior agreements and understandings relating to the subject matter hereof; provided, however, that ALPS may embody in one or more separate documents its agreement, if any, with respect to delegated duties and oral instructions.

27.	Severability. If any provision or provisions of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

AQR FUNDS

By:
Name: Title:

ALPS FUND SERVICES, INC.

By:
Name: Title:	Jeremy O. May President

APPENDIX A

LIST OF PORTFOLIOS

Portfolio	Classes Offered

AQR Global Equity Fund	Class N Class I Class Y

AQR International Equity Fund	Class N Class I Class Y

AQR International Small Cap Fund	Class N Class I Class Y

AQR Emerging Markets Fund	Class N Class I Class Y

AQR Equity Plus Fund	Class N Class I

AQR Small Cap Core Fund	Class N Class I

AQR Small Cap Growth Fund	Class N Class I

AQR Diversified Arbitrage Fund	Class N Class I

APPENDIX B

TRANSFER AGENT WEB SERVICES

INCLUDING E-DELIVERY PROGRAM

1.	Transfer Agent Web Services. The Fund has requested, and ALPS will provide, Transfer Agent Web Services (“TA Web”) as one of the ICS provided pursuant to the terms of this Agreement. Through TA Web, Shareholders of the Portfolios may view their holdings of shares in the Portfolios via the Internet as described further in this Appendix.

2.	Transfer Agent e-Delivery Program. The Fund has requested, and ALPS will provide, a Transfer Agent e-Delivery Program (“e-Delivery”) as one of the ICS provided pursuant to the terms of this Agreement. Through e-Delivery, Shareholders will have the option to discontinue printed and mailed shareholder statements and shareholder tax forms in favor of electronic ones.

3.	Transfer Agent Web-Documents Program. The Fund has requested, and ALPS will provide, a Transfer Agent Web-Documents Program (“TA Web-D”) as one of the ICS provided pursuant to the terms of this Agreement. Through TA Web-D, Shareholders will have the option to discontinue printed and mailed Regulatory Documents in favor of electronic ones.

4.	Definitions. For purposes of this Appendix, the following additional definitions shall apply (in addition to all other defined terms in this Agreement):

“Regulatory Documents” shall mean the prospectus, annual report, semi-annual report and any other document required under applicable federal securities law to be delivered by the Fund to Shareholders.

5.	ALPS Responsibilities. In connection with its performance of TA Web and e-Delivery, ALPS shall:

(a)	receive Transaction requests electronically transmitted to the ALPS Web Site via the Internet following execution of a link from the Investment Company Web Site to the ALPS Web Site and route Transaction requests to the ALPS transfer agency system;

(b)	for each Transaction request received, route Transaction information from the ALPS transfer agency system to ALPS’ Web Site to be viewed by Users;

(c)	modify TA Web shareholder site to accommodate e-Delivery and TA Web-D services;

(d)	initiate the design, processing and maintenance of shareholder e-Delivery and TA Web-D services;

(e)	provide technical support for e-Delivery and TA Web-D services, including: testing, quality control review, generation, and storage of e-Delivery and TA Web-D;

(f)	periodically review the e-mail list for completeness and accuracy; and

(g)	perform all other ALPS obligations as set forth in this Agreement.

6.	Fund Responsibilities. In connection with its use of TA Web, and e-Delivery, the Fund, through its service providers, shall:

(a)	provide all computers, telecommunications equipment and other equipment and software reasonably necessary to develop and maintain the Investment Company Web Site;

(b)	design and develop the Investment Company Web Site functionality necessary to facilitate and maintain the hypertext links to the ALPS Web Site and the various Transaction Web pages and otherwise make the Investment Company Web Site available to Shareholders;

(c)	review, approve and provide ALPS with reasonable notification of modifications to any shareholder statements, Regulatory Documents and any other documents, agreements or disclosures that the Fund transmits to its clients via e-Delivery;

(d)	provide ALPS with a contact for receipt of enhancement and maintenance notices;

(e)	provide ALPS with a completed TA Web questionnaire, which includes a list of site functionality options and trading rules;

(f)	provide ALPS with such other written instructions as it may request from time to time relating to the performance of ALPS’ obligations hereunder; and

(g)	perform all other Fund obligations as set forth in this Agreement.

7.	Options Selection. TA Web is offered in a Basic Package and a Basic Plus Package (includes e-Delivery). The Fund is selecting the Basic Plus Package.

8.	Fees. The current fees payable to ALPS by the Fund for the selected services are set forth on the Fee Schedule.

APPENDIX C

TRANSFER AGENT IVR SERVICES

1.	Transfer Agent Interactive Voice Response (“IVR”) Services. The Fund has requested, and ALPS will provide Transfer Agent IVR Services (“TA IVR”) as one of the ICS provided pursuant to the terms of this Agreement between the Fund and ALPS. Through TA IVR, Shareholders may retrieve account information and submit Transaction requests directly to the Fund’s transfer agent via the telephone as described further in this Appendix.

2.	Definitions. For purposes of this Appendix, the following additional definitions shall apply (in addition to all other defined terms in this Agreement):

“IVR Server” shall mean a computer or computers that allow a user to interactively request information and submit commands using standard telephone service.

“Shareholder” shall mean the record owner or authorized agent of the owner of a Portfolio’s shares.

3.	ALPS Responsibilities. In connection with its performance of TA IVR, ALPS shall:

(a)	receive Transaction requests submitted via telephone to the ALPS IVR processing server and route Transaction requests to the ALPS transfer agency system;

(b)	for each Transaction request received, route Transaction information from the ALPS transfer agency system to the IVR server to be heard by Users; and

(c)	perform all other ALPS obligations as set forth in this Agreement.

4.	Fund Responsibilities. In connection with its use of TA IVR, the Fund shall:

(a)	complete a configuration form clearly designating which features and controls should be used in the Fund’s implementation;

(b)	provide ALPS with such other written instructions as its may request from time to time relating to the performance of ALPS’ obligations hereunder;

(c)	perform all other Fund obligations as set forth in this Agreement; and

(d)	provide ALPS with: a contact for receipt of enhancement and maintenance notices and a completed IVR questionnaire that includes a list of site functionality options and trading rules.

5.	Version Selection. TA IVR is offered in an Inquiry Only Package and a Standard Package. The Fund is selecting the Inquiry Only Package.

The Inquiry Only Package limits the user to features that do not allow a user to perform any action that updates their account, including, but not limited to, transactions.

The Standard package includes everything included in the Inquiry Only package, plus the ability to place purchases, redemptions and exchanges.

6.	Fees. The current fees payable to ALPS by the Fund for TA IVR are set forth on the Fee Schedule.

APPENDIX D

TA WEB/IVR FEE SCHEDULE

TA Web
Initial Fees
	Setup (for Basic or Basic Plus)[1]		None
Monthly Fees
	Basic		Not applicable
	Basic Plus[2]		$1,000
Customization Fees[3]
	Functional	Current Hourly Rate	$150
	Graphical	Current Hourly Rate	$150
TA IVR
Initial Fees
	Setup (for Inquiry Only or Transaction Capability)		None
Monthly Fees
	Inquiry Only		Included in TA Web fees
	Transaction Capability		Not applicable
Customization Fees[4]
	Call Flow Changes	Current Hourly Rate	$260

1 Basic and Basic Plus packages include simple user interface with the fund group logo at the top of each page. Authorized Shareholders are able to place purchases, redemptions and exchanges via the website. They are also entitled to view account balances, transaction history and historical fund prices.

2 Basic Plus includes the e-Delivery functionality.

3 Any graphical or functional modifications beyond what is offered in the basic package and after the initial customization of the Investment Company’s Web Site will be billed at an hourly rate based on the specifications given by the Trust.

4 Any modification that involves adding or modifying standard call flow features will be defined and built separately based on the then current hourly rate.

In addition to the fees set forth above, the Fund shall pay ALPS reasonable out-of-pocket expenses and advances associated with providing the services pursuant to this Agreement.

APPENDIX E

SECURITY PROCEDURES – TRANSFER AGENT WEB SERVICES (“TA WEB”)

1.    Password Requirements

Initial Authentication of a Shareholder in TA Web is accomplished through entry of the account number, email address, custom question with answer, and social security number (“SSN”). The Shareholder then creates a User ID and Password to access TA Web. The User ID cannot be the same as the SSN, must not contain prohibited characters and must be of a minimum length. The User ID and password minimum and maximum lengths can be set at the fund group level. A minimum of 8 characters in length and a requirement of at least one non-alpha character are recommended for the password.

User ID will lock out after three failures. A lockout needs to be reset by an authorized representative in shareholder services. Prior to lockout, a Shareholder may change a forgotten password by answering the custom question provided at initial authentication. If the Shareholder chooses not to create a custom question and answer, he or she will need to call and have an authorized representative reset his or her password.

2.     Encryption

The ALPS Web server runs Secure Sockets Layer (“SSL”). The purpose of using SSL is to encrypt data transmissions through the ALPS Web Site and block communications through the ALPS Web Site from Internet browsers that do not support SSL data encryption. The standard level of encryption supported by the ALPS Web Site is 128-bit. Further, ALPS uses a certificate from a major provider of server authentication services.

Sensitive Fund data that is exchanged within TA Web user sessions is stored with a minimum of 128-bit encryption. This includes any data passed via URL within the application. Character validation methods are also employed to ensure that only appropriate data is passed to related databases.

3.     Network Access Control

A computer referred to as a “firewall router” is located between the Internet backbone connection and the ALPS Web server. The purpose of the router is to control the connectivity to the ALPS Web server at the port level. This equipment is located at ALPS’ Denver data center. Changes to the configuration of this computer are administered by authorized IT staff. This equipment will not interrogate data, and its only function is to limit the type of traffic accessing the ALPS Web server to the suite of Hyper-Text Transfer Protocols (“HTTP”) transmissions. Ports on the router are configured to be consistent with ports on the ALPS Web server. All other ports on the router other than those configured for the ALPS Web server are not accessible from the Internet.

The ALPS Web server utilizes adequate and appropriate software and hardware. All services and functions within the ALPS Web server operating system are deactivated with the exception of services and functions which support TA Web. The general purpose of this feature is to prevent external users from entering commands or running processes on the ALPS Web server. All ports on the ALPS Web server, except those required by TA Web, are disabled. Directory structures are “hidden” from the user. Services that provide directory information are also deactivated.

ALPS administrators gain access to the ALPS Web server through the physical console connected to the ALPS Web server, or through the internal network via ALPS Secure ID.

TA Web is programmed to terminate the session/Transaction between the Shareholder and TA Web if data authentication fails. All successful and unsuccessful sessions are logged.

4.    Limitation of Users

Access by ALPS personnel to the ALPS Web server is restricted within ALPS to a limited number of users based upon ALPS system administration requirements, as determined by appropriate ALPS systems managers from time to time.

5.    Independence of the Fund’s Location on the Web Server

Independence of the Fund’s presence on the ALPS Web server is accomplished by establishing client-specific session variables that logically separate client data. Access to web forms, style-sheets, and data is governed by this structure. The base transaction code required by ICS is, however, shared by all data set partitions.

Each Fund URL on the ALPS Web server will identify a separate Fund presence. Access to the Fund presence on the ALPS Web server must be through the Investment Company Web Site.

Book marking of HTML pages within the Fund’s site on the ALPS Web server is not allowed.

6.    Independent Security Review

Monthly network penetration tests are conducted by a reputable security consulting firm.

Application security assessments are performed on a periodic basis to ensure that code generated by ALPS meets industry standards and best practices.

7.    Right to Audit

The Fund is allowed to audit, at its expense, the collection of electronic documents or pages residing on ALPS’ computer system relating to the Fund’s implementation of the TA Web service, if any, linked to the Internet and accessible by hypertext link through the World Wide Web, where the Transaction data fields and related screens provided by ALPS may be viewed by Users who access the ALPS Web Site once in each 12 month period and any associated systems or networks within TA Web relating to the Fund’s implementation, after providing an audit plan to ALPS and upon ALPS’ consent thereto. The audit may include review of configurations, audit trails, and maintenance of systems and software within TA Web associated with the Fund’s TA Web site on the ALPS Web server. Tools that may be used for the audit may include network security tools; provided that ALPS may specify the time at which any tool is used if ALPS reasonably believes that such tool may affect system performance. The audit will be coordinated through ALPS and ALPS will be entitled to observe all audit activity. Additionally, ALPS shall be entitled to all results of an audit. The Fund will not perform any action that may interfere with the uptime or stability of ALPS’ systems or networks. The Fund and its review team will be considered authorized users and ALPS will not seek prosecution under any computer crime or other applicable statutes for such activity, as long as the Fund has provided ALPS a written audit plan, ALPS has approved the written audit plan, and the audit was executed in accordance with the written audit plan.

SECURITY PROCEDURES- TRANSFER AGENT IVR SERVICES

1.    Password Requirements

Authentication of a Shareholder in TA IVR is based on account number, password, and optionally social security number.

An account number is required and is used as the identification (ID) of the Shareholder. A Password is required and is used as the access to the entered account. This is the Shareholder’s personal identification number (PIN).

A Social Security Number is an optional entry requirement controlled by the Fund to add another level of authentication to access the entered account number.

To utilize the TA IVR, a Shareholder must call the Fund’s shareholder services line and request: a) that the service be enabled for their account and b) a user id and password. The above authentication information will need to be provided in order to successfully complete the request.

2.    Encryption

The IVR Processing server communicates with the Transfer Agency System via a 128-bit encrypted connection.

3.    Network Access Control

A computer referred to as a “firewall router” is located between the Internet backbone connection and the ALPS IVR Processing server. The purpose of the router is to control the connectivity to the server at the port level. This equipment is located at ALPS’ Denver data center. Changes to the configuration of this computer are administered by authorized IT staff. Ports on the router are configured to be consistent with ports on the ALPS IVR Processing server. Access to the IVR Processing server is blocked from all areas outside the ALPS network.

The ALPS IVR server utilizes a standard operating system. All services and functions within the operating system are deactivated with the exception of services and functions that support TA IVR. The general purpose of this feature is to prevent external users from entering commands or running processes on the ALPS IVR server. All ports on the ALPS IVR server, except those required by TA IVR, are disabled. Directory structures are “hidden” from the user. Services that provide directory information are also deactivated.

ALPS administrators gain access to the ALPS IVR server through the physical console connected to the ALPS IVR server.

4.    Independent Security Review

Monthly network penetration tests are conducted by a reputable security consulting firm.

Application security assessments are performed on a periodic basis to ensure that code generated by ALPS meets industry security standards best practices.

5.    Limitation of Users

Access by ALPS personnel to the ALPS IVR server is restricted within ALPS to a limited number of users based on ALPS system administration requirements, as determined by appropriate ALPS systems managers from time to time.

APPENDIX F

ALPS VIRTUAL ACCESS

1.	ALPS Virtual Access. The Fund has requested, and ALPS will provide, access to ALPS Virtual Access (“AVA”), an ALPS proprietary platform that provides web-based access to information and data maintained on behalf of the Fund and maintains a complete audit trail of all activity on the site. Through AVA, the Fund may have, based on the third party services offered under separate contract: (1) shareholder data access, which interfaces with the transfer agency system and allows data retrieval and updates; (2) portfolio data access, which provides daily portfolio and securities detail and permits the Fund to create and save its own customized reports; (3) access to AdLit, which permits the Fund to submit sales/marketing pieces for review by ALPS compliance and tracks the progress of the review; and (4) links to PolicyIQ, which provides the Fund with access to ALPS’ policies and procedures and also provides the Fund with regulatory updates.

2.	Definitions. For purposes of this Appendix, the following additional definitions shall apply (in addition to all other defined terms in this Agreement):

“Shareholder” shall mean the record owner or authorized agent of the owner of shares of a Fund.

“Broker/Dealer” shall mean a registered firm that has an active selling agreement with the Fund.

3.	ALPS Responsibilities. In connection with its performance of AVA and AVA e-Delivery, ALPS shall:

(a)	provide technical support for AVA services, including: testing, quality control review, generation, and storage information;

(b)	establish, based on the Fund’s direction, user accounts with access to Fund’s data and information;

(c)	periodically review the list of users with access to Fund’s information and make the list available to the Fund for review; and

(d)	perform all other ALPS obligations as set forth in this Agreement.

4.	Fund Responsibilities. In connection with its use of AVA and AVA e-Delivery, the Fund, through its service providers, shall:

(a) provide all computers, telecommunications equipment and other equipment and software reasonably necessary to access the AVA site;

(b) review, approve and provide users for access to the AVA site. This shall include any limitations to access based on function;

(c) periodically review users list and make any necessary modifications, including the removal of users that should no longer have access to the Fund’s information;

(d)	provide ALPS with a contact for receipt of enhancement and maintenance notices;

(e)	provide ALPS with a completed AVA questionnaire, which includes a list of site functionality options and trading rules;

(f)	provide ALPS with such other written instructions as it may request from time to time relating to the performance of ALPS’ obligations hereunder; and

(g)	perform all other Fund obligations as set forth in this Agreement.

7.	Options Selection. AVA options are dependent of the services agreements in place with ALPS. Access will be granted to any service area that is both available to and selected by the Fund.

8.	Fees. The fees for AVA are included as part of a transfer agency, fund accounting or distribution agreement with ALPS. This does not include reasonable out-of-pocket fees or fees for funded development.